Exhibit G-1
                                                         Revised Form of Notice

Securities and Exchange Commission
(Release No. 35-_________)

         Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), has filed an application-declaration ("Application") with the Commission under Sections 6(a), 7, 9(a) and 10 and 11(b)(1) of the Act and Rule 54 thereunder.

         Cinergy requests authority to engage, indirectly through new or existing non-utility subsidiaries, in providing Infrastructure Services (as hereafter described) both within and outside the United States, and (2) to invest up to $500 million from time to time through March 31, 2007 ("Authorization Period") in one or more new or existing companies that derive or will derive substantially all of their operating revenues from the sale of Infrastructure Services.

A.       BACKGROUND:  CINERGY AND SUBSIDIARIES; PRIOR ORDERS

         Cinergy registered under the Act in 1994 (see HCAR No. 26146, October 21, 1994). At and for the 12 months ended December 31, 2001, Cinergy had consolidated assets of approximately $12.3 billion and operating revenues of approximately $12.9 billion.

         Cinergy has two direct, wholly-owned utility subsidiaries, The Cincinnati Gas & Electric Company, an Ohio electric and gas utility ("CG&E"), and PSI Energy, Inc., an Indiana electric utility ("PSI"). CG&E in turn has three utility subsidiaries, The Union Light, Heat and Power Company, a Kentucky electric and gas utility ("ULH&P"), Lawrenceburg Gas Company, an Indiana gas utility ("Lawrenceburg"), and Miami Power Corporation ("Miami"), an electric utility (solely by virtue of its ownership of certain transmission assets).

         CG&E and its utility subsidiaries provide retail electric and/or gas service in the southwestern portion of Ohio and adjacent areas in Kentucky and Indiana. The area served with electricity, gas or both covers approximately 3,200 square miles and has an estimated population of two million. CG&E produces, transmits, distributes and sells electricity and sells and/or transports natural gas in the southwestern portion of Ohio, serving an estimated population of 1.6 million people in 10 of the state's 88 counties including the cities of Cincinnati and Middletown. ULH&P transmits, distributes and sells electricity and sells and transports natural gas in northern Kentucky, serving an estimated population of 338,000 in a 500 square-mile area encompassing six counties and including the cities of Newport and Covington.1 At and for the 12 months ended December 31, 2001, CG&E had consolidated assets of approximately $5.4 billion and operating revenues of approximately $4.7 billion.

         PSI produces, transmits, distributes and sells electricity in north central, central and southern Indiana, serving an estimated population of 2.2 million located in 69 of the state's 92 counties including the cities of Bloomington, Columbus, Kokomo, Lafayette, New Albany and Terre Haute. At and for the 12 months ended December 31, 2001, PSI had consolidated assets of approximately $4.6 billion and operating revenues of approximately $4.1 billion.

         Cinergy has numerous non-utility subsidiaries, including "exempt wholesale generators" as defined in section 32 of the Act ("EWGs"), "foreign utility companies" as defined in section 33 of the Act ("FUCOs"), "exempt telecommunications companies" as defined in section 34 of the Act ("ETCs"), "energy-related companies" as defined in rule 58 under the Act ("Rule 58 Subsidiaries"), and other non-utility subsidiaries whose securities Cinergy has acquired pursuant to specific Commission authorization. For example, by order dated February 7, 1997 (HCAR No. 26662) (the "1997 Order"), as supplemented by order dated May 4, 2001 (HCAR No. 27393) (the "2001 Order"), Cinergy is currently authorized to engage, indirectly through one or more existing or new non-utility subsidiaries, in certain categories of non-utility businesses, both within and anywhere outside of the United States, subject to a requested reservation of jurisdiction. More specifically, as pertinent to the proposed transactions, the Commission authorized Cinergy under the two orders cited immediately above to market "Energy Management Services"2 and energy-related "Consulting Services"3 both within and anywhere outside of the United States.4

         Cinergy states that the Commission has authorized, under the standards of sections 10 and 11(b)(1) of the Act, other registered holding companies to acquire or retain (upon becoming registered holding companies) ownership of non-utility subsidiaries that are engaged in providing traditional infrastructure services to utility, industrial, mining, institutional and governmental entities.5 Such services include design, construction, retrofit and maintenance of utility transmission and distribution systems; substation construction; installation and maintenance of natural gas pipelines and laterals, water and sewer pipelines, and underground and overhead telecommunications networks; installation and servicing of meter reading devices and related communications networks, including fiber optic cable; and other similar infrastructure services that utilize similar skills, processes and equipment ("Infrastructure Services"). Cinergy further states that the Infrastructure Services described above are also closely related to the Energy Management Services and Consulting Services that the Commission has already authorized Cinergy to provide on a world-wide basis.

B.       REQUESTED AUTHORITY

         Cinergy now requests authority to engage, indirectly through one or more new or existing non-utility subsidiaries,6 in the sale of Infrastructure Services anywhere in the world. The foregoing notwithstanding, Cinergy requests that the Commission reserve jurisdiction over any such sales of Infrastructure Services in any country other than the United States and Canada, pending completion of the record.

         Cinergy also requests authority to invest up to $500 million through the Authorization Period in new or existing companies that derive or will derive substantially all of their operating revenues from the sale of Infrastructure Services, as defined above ("IS Subsidiaries"). Investments in any IS Subsidiary may take the form of an acquisition, directly or indirectly, of the stock or other equity securities of a new subsidiary or of an existing company and any subsequent purchases of additional equity securities and any loans or cash capital contributions to any such company. In addition, any guarantee provided by Cinergy in respect of any payment or performance obligation of any IS Subsidiary will be counted against the proposed investment limit. Cinergy will fund investments in IS Subsidiaries using available cash or the proceeds of financing, as authorized in File No. 70-9577 (HCAR No. 27190, dated June 23,
2000). Any guarantees provided by Cinergy in respect of any IS Subsidiary would also count against Cinergy's current guarantee authority in File No. 70-9577.

         Any Infrastructure Services performed by any IS Subsidiaries for any associate utility companies (as such terms are defined in the Act) will be conducted at cost and otherwise in accordance with the service agreements approved by the Commission in HCAR No. 27016, May 4, 1999 (File No. 70-9449).

C.       FEES AND EXPENSES; RULE 54

         Cinergy estimates total fees and expenses in connection with the proposed transactions of not more than $15,000, consisting chiefly of outside counsel fees and expenses.

         Cinergy currently does not meet the conditions of rule 53(a). As of December 31, 2001, Cinergy's "aggregate investment," as defined in rule 53(a)(1), in EWGs and FUCOs was approximately $1.3 billion. This amount is equal to approximately 100% of Cinergy's average "consolidated retained earnings," also as defined in rule 53(a)(1), for the four quarters ended December 31, 2001, of approximately $1.3 billion, which exceeds the 50% "safe harbor" limitation contained in the rule.

         By order dated May 18, 2001 in File No. 70-9577(HCAR No. 27400) ("May 2001 Order"), the Commission authorized Cinergy to increase its aggregate investment in EWGs and FUCOs to an amount equal to the sum of (1) 100% of Cinergy's average "consolidated retained earnings" plus (2) $2,000,000,000 (excluding any investments subject to the Restructuring Limit, as defined therein). Therefore, although Cinergy's aggregate investment at December 31, 2001 exceeds the 50% "safe harbor" limitation, it is well within the higher investment level granted by the May 2001 Order.

         With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. As of December 31, 2001, Cinergy's consolidated capitalization consisted of 40.3 % equity and 59.7% debt. These ratios are within acceptable ranges, as further reflected by the fact that at December 31, 2001, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. Pursuant to HCAR No. 27190 dated June 23, 2000, Cinergy has committed to maintain a 30% consolidated common equity ratio (subject to certain qualifications), and the proposed transactions will have no adverse impact on Cinergy's ability to meet that commitment.

         With respect to earnings, Cinergy's interests in EWGs and FUCOs have made consistent and significant contributions to Cinergy's consolidated retained earnings, as reflected in the quarterly certificates filed by Cinergy in Docket Nos. 70-9011 and 70-9577. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, realizing a substantial profit.

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of rule 53. With reference to rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

         Cinergy states that the proposed transactions are not subject to the jurisdiction of any state or federal commission other than this Commission.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.


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1 Lawrenceburg sells and transports natural gas to approximately 20,000 people in a 60 square-mile area in southeastern Indiana. Miami owns a 138 kV transmission line running from CG&E's Miami Fort Power Station in Ohio to a point near Madison, Indiana.

2  Energy Management Services were defined as comprising--

(1) identification (through energy audits or otherwise) of energy and other resource (water, labor, maintenance, materials, etc.) cost reduction or efficiency opportunities; (2) design of facility and process modifications or enhancements to realize such opportunities; (3) management, or direct construction and installation, of energy conservation or efficiency equipment; (4) training of client personnel in the operation of equipment;
(5) maintenance of energy systems; (6) design, management or direct construction and installation of new and retrofit heating, ventilating, and air conditioning (`HVAC'), electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures, to realize energy and other resource efficiency goals or to otherwise meet a customer's energy-related needs; (7) system commissioning (i.e., monitoring the operation of an installed system to ensure that it meets design specifications); (8) reporting of system results; (9) design of energy conservation programs; (10) implementation of energy conservation programs;
(11) provision of conditioned power services (i.e., services designed to prevent, control or mitigate adverse effects of power disturbances on a customer's electrical system to ensure the level of power quality required by the customer, particularly with respect to sensitive electronic equipment); and (12) other similar or related activities.

3 Consulting Services were defined as comprising--

technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, commercialization of electro-technologies, meter reading and repair, rate schedule analysis and design, environmental services, engineering services, billing services including conjunctive billing, summary billing for customers with multiple locations and bill auditing, risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar or related services.

4 The requested reservation of jurisdiction under the 2001 Order relates to brokering and marketing of electricity and other forms of energy outside the United States and Canada and proposed investment in specified categories of non-utility "energy-related" assets, or in companies that own such assets. Cinergy recently requested that the Commission release in part the jurisdiction reserved in the 2001 Order, such that, inter alia, it can extend its energy marketing business to Mexico.

5 See GPU,  Inc.,  et al.  (HCAR  No.  27165,  Apr.  14,  2000)  (approving acquisition of MYR Group, Inc.); and Exelon Corporation (HCAR --- ---------------- ------------------ No. 27256, Oct. 19, 2000) (permitting retention of non-utility subsidiaries that provide a wide variety of infrastructure services throughout the United States and, to a limited degree, Canada).

6 Any such subsidiaries would be held as direct or indirect subsidiaries of Cinergy, provided that none of such subsidiaries would be held as direct or indirect subsidiaries of CG&E or PSI or any other Cinergy utility subsidiary.